WCB Productions LLC

ANNUAL REPORT

From January 1, 2020 through Dec. 31, 2020

St. Luke's Theatre / 308 W 46th Street
New York, NY 10036
wickedcityblues.net

BUSINESS

Company Background and General Overview

WCB Productions LLC ("Company") was formed as a New York State limited liability company on April 4, 2018 for the purpose of producing the musical theatre play "Wicked City Blues" ("Play") in New York City. The Company will produce revenues from those productions as well as national and international tours, merchandising, product placements, sponsorships and licensing productions to theatres, theatre producers, colleges, high schools and community theatres. The screenplay and sequels to the Play have already been written so the Company may choose to produce theatre productions of the sequels and the movie versions or TV mini-series versions of the Play and its sequels.

The Company conducted a Regulation CF Offering through StartEngine from Aug. 9, 2018 to Nov. 8, 2018 that raised $15,200 from 42 investors. Those funds were held in escrow and transferred to the Company in late 2018 and appeared on the financial statements of the Company for 2018. (See https://www.startengine.com/wcb-productions-llc)

In addition to $40,000 raised from the two Associate Producers, the total of $55,200 raised is sufficient to open the Off-Broadway production of the Play and a contract has been signed with the Off-Broadway theatre Actor's Temple Theatre for a four-month run of the Play with the option to extend the run. The Play opened July 31, 2019 following several Preview performances. The show ran through 2020 and will continue to run in 2021.

During 2020, the Company sent 6 Updates to investors through StartEngine. (See https://www.startengine.com/wcb-productions-llc).

Marketing Plan

The Company has extensive email lists of customers who frequent its theatres, who purchase tickets to Off Broadway musicals, and have interest in film noir and murder-mystery entertainment. The Company plans to market to these customers through the offering of discount tickets and invitations to special events.

Competition

The competition for the Company is other musicals being offered Off Broadway and Broadway. The Company believes it can produce its musicals on lean budgets that allow ticket prices lower than its competition.

The Company believes it can offer musicals for the whole family that have better stories and songs than its competitors.

Employees

The Company has no employees other than its two officers. However, the Company has contracted a cast of ten and creative team of five for the Play's initial New York run.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no legal proceedings contemplated or threatened.

Intellectual Property

The Company has entered into a contract with the authors of the Play which gives it the right to produce the play worldwide (See "Option Agreement").

Indebtedness

The Company has no liabilities and no indebtedness as reflected in the attached Financial Statements.

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that relate to the company and its business:

Risks Related to the Company's Business and Industry

1. To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing. We are a startup Company and our business model currently focuses on our play's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately Dec. 31, 2019 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:
* The cost of expanding our operations;
* The financial terms and timing of any collaboration, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The costs of filing, prosecuting, defending and enforcing our intellectual property rights;
* The cost and delays in the production of our play that may result from changes in regulatory requirements applicable to our play;
* Sales and marketing efforts to bring our play to market;
* Lack of market acceptance of our play. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

2. We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new

company encounters. We were incorporated under the laws of New York on April 4, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

3. Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business. Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

4. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

5. The development and commercialization of our play is highly competitive. We face competition with respect to any plays that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of plays and thus may be better equipped than us to develop and commercialize plays. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their plays more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our play will achieve initial market acceptance and our ability to generate meaningful additional revenues from our product.

6. In general, demand for our play is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results.

7. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Cornell Christianson and John Lant who are producers of the play that our Company plans to develop. The Company has or intends to enter into employment agreements with Cornell Christianson and John Lant although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Cornell Christianson or John Lant or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

8. Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Cornell Christianson and John Lant in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cornell Christianson or John Lant die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

9. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

10. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

11. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

12. Changes in government regulation could adversely impact our business. The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our play is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our play is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

13. We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies. We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

14. We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers.

We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on television, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

15. Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses. The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

16. Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase. We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

17. There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment. Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues. We will

require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations.

18. Our success is primarily dependent on audience acceptance of our play, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of our play because the revenue derived from the distribution of a play (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a play also depends upon the public's acceptance of competing plays, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a play is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our play content or to have the play effectively marketed, the commercial success of the play will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that the play will generate enough revenue to offset its distribution, fulfillment services and marketing costs.

19. There are significant risks associated with the commercial theatre industry. The completion and commercial success of a play are extremely unpredictable, and the commercial theatre industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a play also depends upon other factors, such as:

- talent and crew availability; • financing requirements;
- distribution strategy, including the time of the year and the number of theatres;
- the number, quality and acceptance of other competing plays released into the marketplace at or near the same time;
- critical reviews;
- the availability of alternative forms of entertainment and leisure time activities;
- piracy and unauthorized recording, transmission and distribution;
- general socioeconomic conditions and political events; and
- other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, theatre attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a play during a period of relatively low theatre attendance is likely to affect the play's box office receipts adversely.

Risks Related to the Securities

20. The Non-Managing Membership Units do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the Play. If the Play fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other plays or obtains revenues from other sources since the Non-Managing Membership Units only provide a right to share in the revenues of the "Wicked City Blues" play. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single play. The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the revenues generated by the "Wicked City Blues" play in the aggregate (i.e., as a group). Accordingly, your interest in such revenue share will be diluted as additional investors are brought in to fund the costs of the production of the play. Your funds will be among the initial funds used to begin production of the play. As additional costs are incurred, investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you) and future investors who provide capital to the company will share in the 50% revenue share. Accordingly, your participation in that revenue share will be diluted as more investors receive revenue participation units in the future. Furthermore, if the cost of producing the play is more than expected, then a significant amount of additional investor funds may be needed and your percentage of such 50% revenue share could be significantly diluted.

21. The Non-Managing Membership Units will not be freely tradable until one year from the initial purchase date. Although the Non-Managing Membership Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Non-Managing Membership Units. Because the Non-Managing Membership Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Non-Managing Member Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of

disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

23. No Guarantee of Return on Investment There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

24. A majority of the Company is owned by a small number of owners. Prior to the offering the Company's current owners of 20% or more beneficially own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

25. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

26. There is no present market for the Securities and we have arbitrarily set the price. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully

analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OFFICERS and DIRECTORS

Name	Position	Dates of Service
Cornell Christianson	Writer-Producer - Managing Member	Since inception
John Lant	Lead Producer - Managing Member	Since inception

Cornell Christianson
Since April 2018, Cornell Christianson's primary job has been co-founder, writer, producer, President and Managing Member of WCB Productions LLC. Starting April 2017, his primary job was writer- producer of ICFB Productions LLC which opened "It Came From Beyond" Off-Broadway in April 2018 at St. Luke's Theatre which he is now part-time. His specialty is that he writes musicals with a unique structure of two parallel and interconnecting stories that go back and forth between two worlds. Cornell has also been a writer-producer at Marilyn Exposed Productions working part-time since 2012, where he wrote a new musical, "Marilyn Exposed", a murder-mystery that reveals the truth about Marilyn Monroe's death. He has signed a contract with a witness to Monroe's death who will serve as Technical Adviser to the show, which is set to open Off-Broadway next year. Christianson was a producer-writer at Paramount Pictures and Twentieth Century Fox where he produced the award-winning television series "The Paper Chase" starring John Houseman. He has written three produced musicals including "It Came From Beyond" which earned him two Los Angeles Stage Alliance Ovation Award nominations including Best Musical and Best Writing of a Musical. He has written its screenplay and two sequels. He is a Writer of the 1940s musical-comedy "Wicked City Blues aka Naked City Blues" which played in Salt Lake City and was named one of the Ten Best Plays of the Year in Utah. He has written a 1960s sword and sandal musical-comedy "Unchained Muscle". He won a Mania Award presented by Wes Craven for writing the short film, Repossessed, starring JoBeth Williams, which took First Prize at six international film festivals. He wrote the short film Out There starring Harry Shearer which won First Prize at the Houston Film Festival. He wrote or produced over 100 television commercials and industrial films whose awards include Information Film Producers of America Gold Award, Int. Communication First Place Award, and Int. Industrial Films Creative Excellence Award. Mr. Christianson has a BA from William &

Mary College and an MBA from UCLA Anderson School of Management. He is a deacon of his church and an Eagle Scout.

John Lant
Since April 2018, John Lant has been part-time as co-founder, lead producer and Managing Member of WCB Productions LLC. working a few hours a week. His work hours will increase to 10 hours a week when the show goes into pre-production. Since April 2017, he has been lead producer of ICFB Productions LLC which opened "It Came From Beyond" Off-Broadway in April 2018 at St. Luke's Theatre which he runs with two other musicals he produced running Off-Broadway – "Frankenstein: A Musical" which has run for two years. John recently ran the three theatres at Carnegie Hall since 2007 as its Production Manager with over 850 events being produced each year. He recently produced the musical "Fabulous!" which had 150 Off-Broadway performances and is being licensed to theatres around the world. He produced and directed three staged readings of the upcoming musical "Marilyn Exposed" starring Kelsey Youmans as Marilyn Monroe. Lant is an award-winning producer, director, writer, lighting and set designer, in New York and Los Angeles, with over 300 productions to his credit. He worked on several national tours of musicals including "Phantom of the Opera", "Evita", "Singin' in the Rain", "One Mo' Time", "Gypsy" and "The Three Musketeers" as well as tours of Bruce Springsteen, Madonna, and The Beach Boys. He has won DramaLogue Awards, Diamond Awards, NAACP Awards, LA Weekly Awards and a television Emmy Award. He professionally apprenticed at the Alliance Theatre in Atlanta, and in New York with the Lincoln Center, Julliard, Circle Rep, and Circle in the Square. Film and TV work includes crew on Army of Darkness, The Hard Way, Year of the Dragon and King of New York, puppeteer for the Power Rangers and graduate of the CBS Directing Workshop Program. Lant received the California Service Award from the State Legislature for his Community Outreach and Service to the Arts in 2000 and 2001, and received Award of Excellence in Direction in Long Beach. He received 2 Letters of Recognition from the State of California for his theatre company's work on Domestic Violence in 2008 and 2009. He lives with author Joan M. Kessler and his beloved dog Sierra.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Cornell Christianson, 50.0% ownership, Managing Membership Units
John Lant, 50.0% ownership, Managing Membership Units

Classes of securities

Managing Membership Units: 1,000

Voting Rights

Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

Investor Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, running expenses, repayment of loans and a reserve established, the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital has been distributed to the Investor Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows:

An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

Right to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

What it means to be a Minority Holder

As a holder of Investor Non-Managing Membership Units, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the "It Came From Beyond" play in the aggregate (i.e., as a group). Accordingly, your interest in such net profit share will be diluted as additional investors are brought in to fund the costs of the production of the play.

Transferability of securities

For a year, the securities can only be resold:

In an IPO;
To the company;
To an accredited investor; and
To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2020-12-31.

Financial Condition

Results of Operation

The Play began previews July 10, 2019, with performances once a week, and ran until March 2020 when the pandemic shut down the Play and all Broadway and Off-Broadway shows. The show mostly broke-even and did not generate profits. By running for nine (9) months, the show branded itself as an "Off-Broadway musical". This will have considerable value in the future when musical theatre begins streaming productions to global audiences. The show is expected to continue to run in 2021.

Financial Milestones

Our theatre features 175 seats in a prime location and the goal is to sell 65% of the seats. Once we reach five performances every week and an average ticket price of $31, "Wicked City Blues" expects to recoup our investors' money within the next 36 weeks of the run. But the true return for the investor comes not from the first Off-Broadway run, but from being branded "Off-Broadway" and being streamed to global audiences.

After 28 Off-Broadway performances, Investors will share in income streams from cast CD, national tours including San Francisco, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

Liquidity and Capital Resources

The show was ready to go. Minimal funding was required to open the show in New York – since we had components of the show that ran in Utah. We already had the staging by Ovation Award-winning director (Brian Paul Mendoza), the choreography, the recorded music (worth $100,000), the recorded sound effects, the props, the set design, the special effects, the graphic design, and the marketing email lists.

Proceeds from the Minimum offering along with $40,000 from our two Associate Producers allowed us to open the show Off Broadway in a limited way by sharing the theatre with another show and having one performance a week. The plan was to start the show slowly like "Rocky Horror" which began in a bar and increase the number of shows per week as audience demand increases. The plan was successful in that the show has run for nine (9) months until the pandemic forced it to close temporarily and it is expected to continue to run in 2021, allowing it to be branded an "Off-Broadway musical".

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website www.wickedcityblues.net in the section labeled "Annual Report". The annual reports will be available within four months of the end of the Company's most recent fiscal year.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (227.100-503) , the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 31, 2021.

WCB Productions LLC

By *Cornell Christianson*

Title: President
      Managing Member

FINANCIAL STATEMENTS AND FINANCIAL REVIEW FOR WCB Productions
LLC

(see attached)

WCB Productions LLC

St Luke's Theatre / 308 W 46th Street
New York, NY 10036
310-985-1024

I, Cornell Christianson, the President of WCB Productions LLC, hereby certify that the financial statements of WCB Productions LLC and notes thereto for the period beginning January 1, 2020 and ending December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending December 31, 2020 the amounts reported on our tax returns were total income of $8,420.00; taxable income of $ 0.00 and total tax of $ 0.00.

IN WITNESS THEREOF, this President's Financial Statement Certification has been executed as of March 31, 2021.

Cornell Christianson

President

March 24, 2021

WCB PRODUCTIONS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

From January 1, 2020
through December 31, 2020

WCB Productions LLC

Index to Financial Statements
(Unaudited)

WCB PRODUCTIONS LLC

BALANCE SHEET

AS OF DECEMBER 31, 2020
(Unaudited)

Assets	
Cash and cash equivalents	$ 00.00
Total assets	$ 00.00
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 00.00
Total liabilities	$ 00.00
Members' equity	
Members' equity	$ 00.00
Total members' equity	$ 00.00
Total liabilities and members' equity	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF OPERATIONS

From January 1, 2020 through Dec. 31, 2020
(Unaudited)

Revenues	$ 8,420.00
Operating Expenses	
Total Operating Expenses	$ 12,580.00
Income (loss) before income taxes	($ 4,138.00)
Income tax expense	$ 00.00
Net income (loss)	($ 4,138.00)

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

From January 1, 2020 through Dec. 31, 2020
(Unaudited)

Balance at January 1, 2020	$ 00.00
Net income (loss)	$ 00.00
Balance at Dec. 31, 2020	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CASH FLOWS

From January 1, 2020 through Dec. 31, 2020
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	($ 4,138.00)
Contribution from managing members	$ 4,138.00
Net increase (decrease) in cash	($ 00.00)
Cash and cash equivalents at Jan. 1, 2020	$ 4,138.00
Cash and cash equivalents at Dec. 31, 2020	$ 0.00
Supplemental disclosure of cash flow information	
Income taxes paid	$ 00.00
Interest paid	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2020
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

WCB Productions LLC was formed on April 4, 2018 ("Inception") in the State of New York. The financial statements of WCB Productions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City.

The Company will be producing "Wicked City Blues" which is an original 1940s film noir musical-comedy that was successful in Utah and now will be opening in New York at a top Off-Broadway theatre to be produced by two of the leading Off-Broadway producers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The company has generated revenue from 21 performances from July through December 2019. It is uncertain this revenue will continue.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company has revenues from the show since the show opened Off-Broadway but there is no guaranty that it will produce further revenues.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBER'S EQUITY

Investor Non-Voting Members will retain 100% of Adjusted Gross Receipts after payment of Production Expenses, Running Expenses, Loans and a Reserve (See Operating Agreement).

After 100% Recoupment: Investor Non-Voting Members will retain 50% of Net Profits from the New York production and after 28 performances will share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after Dec. 31, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements. However, during 2020, the musical ran long enough for the investors to "vest" in the musical, which will allow them to share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices. The musical ran until March 11, 2020 when all Broadway and Off-Broadway theatres were shut down due to the coronavirus. The musical ran for a total of nine (9) months. The musical has six more weeks on its current contract with Actor's Temple Theatre and expects to continue with performances when theatres re-open in New York City. Also, managing member John Lant has taken over as operator of the historic Park Theatre in Union City, NJ located across the Hudson River from New York City and the musical is expected to have future performances in that theatre. Also, one of the best performances of the musical was videotaped on Feb. 26, 2020 and that video of the full show was sent to all the investors so those who hadn't seen the musical could now see it.

The Company conducted a Regulation CF Offering through StartEngine from Aug. 9, 2018 to Nov. 8, 2018 that raised $15,200 from 42 investors. Those funds were used for production expenses during 2019 which included two months of rehearsals and nine months of performances. The Company received an additional $40,000 from its two Associate Producers for a total of $55,200 to produce the musical. The musical ran until March 11, 2020 for a total of nine (9) months and has run long enough to be branded an "Off-Broadway musical" which will allow it to have considerable value in the future with the expected boom in global streaming of Off-Broadway musicals. The investors will share in any income stream from the streaming of "Wicked City Blues".

WCB PRODUCTIONS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

From January 1, 2019
through December 31, 2019

WCB Productions LLC

Index to Financial Statements
(Unaudited)

WCB PRODUCTIONS LLC

BALANCE SHEET

AS OF DECEMBER 31, 2019
(Unaudited)

Assets	
Cash and cash equivalents	$ 00.00
Total assets	$ 00.00
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 00.00
Total liabilities	$ 00.00
Members' equity	
Members' equity	$ 00.00
Total members' equity	$ 00.00
Total liabilities and members' equity	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF OPERATIONS

From January 1, 2019 through Dec. 31, 2019
(Unaudited)

Revenues	$ 19,730.00
Operating Expenses	
Total Operating Expenses	$ 74,730.00
Income (loss) before income taxes	($ 55,200.00)
Income tax expense	$ 00.00
Net income (loss)	($ 55,200.00)

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

From January 1, 2019 through Dec. 31, 2019
(Unaudited)

Balance at January 1, 2019	$ 55,200.00
Net income (loss)	($ 55,200.00)
Balance at Dec. 31, 2019	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CASH FLOWS

From January 1, 2019 through Dec. 31, 2019
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	($ 55,200.00)
Net cash provided by (used in) operating activities	($ 55,200.00)
Net increase (decrease) in cash	($ 55,200.00)
Cash and cash equivalents at Jan. 1, 2019	$ 55,200.00
Cash and cash equivalents at Dec. 31, 2019	$ 0.00
Supplemental disclosure of cash flow information	
Income taxes paid	$ 00.00
Interest paid	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

WCB Productions LLC was formed on April 4, 2018 ("Inception") in the State of New York. The financial statements of WCB Productions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City.

The Company will be producing "Wicked City Blues" which is an original 1940s film noir musical-comedy that was successful in Utah and now will be opening in New York at a top Off-Broadway theatre to be produced by two of the leading Off-Broadway producers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The company has generated revenue from 21 performances from July through December 2019. It is uncertain this revenue will continue.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company has revenues from the show since the show opened Off-Broadway but there is no guaranty that it will produce further revenues.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBER'S EQUITY

Investor Non-Voting Members will retain 100% of Adjusted Gross Receipts after payment of Production Expenses, Running Expenses, Loans and a Reserve (See Operating Agreement).

After 100% Recoupment: Investor Non-Voting Members will retain 50% of Net Profits from the New York production and after 28 performances will share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after Dec. 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements. However, during 2020, the musical ran long enough for the investors to "vest" in the musical, which will allow them to share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices. The musical ran until March 11, 2020 when all Broadway and Off-Broadway theatres were shut down due to the coronavirus. The musical ran for a total of nine (9) months. The musical has six more weeks on its current contract with Actor's Temple Theatre and expects to continue with performances when theatres re-open in New York City. Also, managing member John Lant has taken over as operator of the historic Park Theatre in Union City, NJ located across the Hudson River from New York City and the musical is expected to have future performances in that theatre. Also, one of the best performances of the musical was videotaped on Feb. 26, 2020 and that video of the full show was sent to all the investors so those who hadn't seen the musical could now see it.

The Company conducted a Regulation CF Offering through StartEngine from Aug. 9, 2018 to Nov. 8, 2018 that raised $15,200 from 42 investors. Those funds were used for production expenses during 2019 which included two months of rehearsals and six months of performances. The Company received an additional $40,000 from its two Associate Producers for a total of $55,200 to produce the musical. The musical ran until March 11, 2020 for a total of nine (9) months and has run long enough to be branded an "Off-Broadway musical" which will allow it to have considerable value in the future with the expected boom in global streaming of Off-Broadway musicals. Disney recently outbid Amazon and Netflix for the streaming rights to the musical "Hamilton", paying $75 million. The investors will share in any income stream from the streaming of "Wicked City Blues".